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                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of          June                                         2005
                          ----------------------------------       -----------
Commission File Number    0-29898
                          ----------------------------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                   Form 40-F    X
                       ------------                  ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                              No   X
                     -------------                     --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

         1           Material Change Report, dated June 14, 2005.

                                                                    DOCUMENT 1

                                 FORM 51-102F3
                                 -------------

                            MATERIAL CHANGE REPORT
                            ----------------------


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         June 9, 2005.

3.       News Release

         A news release was issued in Waterloo, Ontario on June 9, 2005 through the newswire services of CCN Matthews and BusinessWire, and is annexed hereto as Schedule "A".

4.       Summary of Material Change

         On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, Inc., ("NTP") RIM is taking court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a motion to stay the pending appeal in the United States Court of Appeals for the Federal Circuit ("CAFC") and to remand the case to the United States District Court for the Eastern District of Virginia (District Court) to enforce the settlement terms.

5.       Full Description of Material Change

         On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM is taking court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a motion to stay the pending appeal in the CAFC and to remand the case to the District Court to enforce the settlement terms.

         On December 14, 2004, the CAFC issued a decision that would affirm-in-part and vacate-in-part the decision of the District Court relating to the litigation between the parties and remand the case to the District Court for further proceedings. On January 11, 2005, RIM filed a petition with the CAFC for a rehearing on several significant issues within the CAFC's decision. On March 16, 2005, while RIM's petition for a rehearing was still pending before the CAFC, RIM and NTP jointly announced that they had signed a binding Term Sheet resolving the litigation between them. As part of the settlement, RIM agreed to pay US$450 million in exchange for NTP granting RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. The parties agreed to negotiate in good faith to finalize the terms of a definitive license and settlement agreement. Since signing and jointly announcing the binding Term Sheet with NTP, RIM has been negotiating in good faith to complete that process. However, NTP refuses to honor its obligations under the Term Sheet and finalize the definitive documents. As a result, an impasse has been reached with respect to the settlement.

         In order to enforce the Term Sheet, RIM has filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet. The CAFC may grant RIM's motion, stop its review of the patent dispute and send the enforcement of the Term Sheet to the District Court to resolve. The CAFC may also deny RIM's motion, continue its review of the case, and ultimately send both the enforcement of the Term Sheet and the patent dispute to the District Court. If the CAFC sends the patent dispute back to the District Court, RIM expects that NTP will ask the District Court to reinstitute the injunction that had previously been granted (which was subsequently stayed pending RIM's appeal and then vacated by the CAFC in December 2004 in connection with the CAFC's decision to remand the case to the District Court for further proceedings) to prohibit RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question, it will ultimately be up to the court to decide these matters and there can be no assurance of a favorable outcome of any litigation.

         On June 9, 2005, NTP filed its Response with the CAFC, in which it opposes RIM's motion and alleges there was, and is, no settlement agreement reached by the parties. NTP's Response asks the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

         RIM is reviewing any potential accounting implications of this new development and will provide a further update when RIM reports first quarter fiscal 2006 results on June 29, 2005. RIM has already set aside the necessary funds to make the required payment stipulated in the settlement and continues to hold this cash in anticipation of resolution of this matter.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

         For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 14th day of June, 2005.


                                               /s/ DENNIS KAVELMAN
                                               ------------------------------
                                               Dennis Kavelman
                                               Chief Financial Officer

                                 SCHEDULE "A"

Research In Motion Provides Update on NTP Licensing and Settlement Agreement


June 9, 2005 - Waterloo, Canada - Research In Motion Limited (RIM) (NASDAQ:
RIMM; TSX: RIM) today announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, Inc., RIM is taking court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a motion to stay the pending appeal in the United States Court of Appeals for the Federal Circuit (CAFC) and to remand the case to the United States District Court for the Eastern District of Virginia (District Court) to enforce the settlement terms.

On December 14, 2004, the CAFC issued a decision that would affirm-in-part and vacate-in-part the decision of the District Court relating to the litigation between the parties and remand the case to the District Court for further proceedings. On January 11, 2005, RIM filed a petition with the CAFC for a rehearing on several significant issues within the CAFC's decision. On March 16, 2005, while RIM's petition for a rehearing was still pending before the CAFC, RIM and NTP jointly announced that they had signed a binding Term Sheet resolving the litigation between them. As part of the settlement, RIM agreed to pay US$450 million in exchange for NTP granting RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. The parties agreed to negotiate in good faith to finalize the terms of a definitive license and settlement agreement. Since signing and jointly announcing the binding Term Sheet with NTP, RIM has been negotiating in good faith to complete that process. However, NTP refuses to honor its obligations under the Term Sheet and finalize the definitive documents. As a result, an impasse has been reached with respect to the settlement.

In order to enforce the Term Sheet, RIM has filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet. The CAFC may grant RIM's motion, stop its review of the patent dispute and send the enforcement of the Term Sheet to the District Court to resolve. The CAFC may also deny RIM's motion, continue its review of the case, and ultimately send both the enforcement of the Term Sheet and the patent dispute to the district court. RIM expects that NTP will oppose RIM's motion; and, if the CAFC sends the patent dispute back to the District Court, RIM also expects that NTP will ask the District Court to reinstitute the injunction that had previously been granted (which was subsequently stayed pending RIM's appeal and then vacated by the CAFC in December 2004 in connection with the CAFC's decision to remand the case to the District Court for further proceedings) to prohibit RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question, it will ultimately be up to the court to decide these matters and there can be no assurance of a favorable outcome of any litigation.

RIM is reviewing any potential accounting implications of this new development and will provide a further update when RIM reports first quarter fiscal 2006 results on June 29, 2005. RIM has already set aside the necessary funds to make the required payment stipulated in the settlement and continues to hold this cash in anticipation of resolution of this matter.

RIM will be hosting a conference call today at 10 am EDT to discuss this latest development. The call can be accessed by dialing 303-262-2139 or by logging onto RIM's website at http://www.rim.com/investors/events/index.html and will also be available for replay at 303-590-3065, passcode 21127511.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq

Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM's plans and expectations regarding its dispute with NTP and statements relating to RIM's views regarding the binding and enforceable nature of the Term Sheet that the parties signed in March 2005. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factor titled "The Company May Infringe on the Intellectual Property Rights of Others" in the "Risk Factors" section of RIM's Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           RESEARCH IN MOTION LIMITED
                                           ------------------------------------
                                                   (Registrant)

Date:    June 14, 2005                     By:  /s/ DENNIS KAVELMAN
         -------------------------              -------------------------------
                                                Name:  Dennis Kavelman
                                                Title: Chief Financial Officer